AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

Between

NORTHERN LIGHTS FUND TRUST III

and

HOWARD CAPITAL MANAGEMENT, INC.

THIS AMENDMENT TO THE INVESTMENT ADVISORY AGREEMENTS (this “Amendment”) is made and entered into as of February 26, 2024, by Northern Lights Fund Trust III, a Delaware statutory trust (the “Trust”), and Howard Capital Management, Inc., a Delaware corporation (the “Adviser”), located at 1145 Hembree Road, Roswell, GA 30076.

RECITALS:

WHEREAS, the Trust and the Adviser previously entered into a Investment Advisory Agreements with respect to the HCM Tactical Growth Fund (“HCM TG”) on May 7, 2014 (as amended on February 16, 2017), with respect to HCM Dividend Sector Plus Fund (“HCM DSP”) on Ferbruaty 3, 2015, with respect to the HCM Income Plus Fund (“HCM IP”) on August 18, 2016 (as amended February 21, 2018), and with respect to the HCM Dynamic Income Fund (“HCM DI”) on May 25, 2022;

WHEREAS, the Trust and the Adviser have agreed to revise the annual advisory fee for HCM TG, HCM DSP and HCM DI (each a “Fund”).

NOW, THEREFORE, the parties hereto agree as follows:

1.                   Appendix A of the Investment Advisory Agreement for each Fund is hereby restated as follows:

Portion of Net Assets	Advisory Fee
$0 to $2 billion	1.25%
Over $2 billion to $3 billion	1.20%
Over $3 billion	1.15%

2.                   The parties acknowledge and agree that the revised fee scheduleis effective as of the date of this Amendment and that all other provisions of the Investment Advisory Agreements, as previously amended, remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be signed by respective officers thereunto duly authorized as of the date first above written.

NORTHERN LIGHTS FUND TRUST III

By: _/s/Brian Curley________________

Name: Brian Curley

Title: President

HOWARD CAPITAL MANAGEMENT, INC.

By: _/s/Vance Howard_______________

Name: Vance Howard

Title: Chief Executive Officer